SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2*)

                            MFN FINANCIAL CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    55272N104
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                                 (CUSIP Number)

                                                     with a
                                                     copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 12, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 55272N104
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     1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (entities only):

                                Stephen Feinberg
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     2)   Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)              Not
          (b)           Applicable

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     3)   SEC Use Only

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     4)   Source of Funds (See Instructions):  WC

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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e):

                                 Not Applicable

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     6)   Citizenship or Place of Organization:           United States

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     Number of                       7) Sole Voting Power:            *
     Shares Beneficially                ----------------------------------------
     Owned by                        8) Shared Voting Power:          *
     Each Reporting                     ----------------------------------------
     Person With:
                                     9) Sole Dispositive Power:       *
                                        ----------------------------------------
                                    10) Shared Dispositive Power:     *
                                        ----------------------------------------

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     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    1,120,757*

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     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions):

                           Not Applicable

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     13)  Percent of Class Represented by Amount in Row (11):

                           11.2%*

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     14)  Type of Reporting Person (See Instructions):

                           IA, IN

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* Cerberus Partners, L.P. ("Cerberus") is the holder of 219,247 shares of common stock of MFN Financial Corporation (the "Company"); Cerberus International, Ltd. ("International") is the holder of 675,562 shares of common stock of the Company and certain private investment funds (the "Funds") in the aggregate are the holders of 225,948 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,120,757 shares of common stock of the Company, or 11.2% of those issued and outstanding. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth herein the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, as of April 30, 2001, there were issued and outstanding 9,991,284 Shares. As of June 12, 2001,
(i) Cerberus was the holder of 219,247 Shares, (ii) International was the holder of 657,562 Shares and (iii) the Funds in the aggregate were the holder of 225,948 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,120,757 Shares, or 11.2% of those issued and outstanding.

          During the past sixty days, the only transactions in Shares by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the purchase in ordinary brokerage transactions of 61,000 and 189,000 Shares by Cerberus and International, respectively, at a purchase price of $6.30 per Share.


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            June 21, 2001


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg,  in  his  capacity
                                            as the  managing  member of Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of  Cerberus Partners, L.P.,
                                            and as  the investment  manager  for
                                            each of Cerberus International, Ltd.
                                            and the Funds



ATTENTION:  INTENTIONAL  MISSTATEMENTS OR OMISSIONS  OF FACT  CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS  (SEE 18 U.S.C. 1001).